investor

RECEIVED

2004 OCT 20 A 9:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

04045632

SUPPL

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

October 12, 2004

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED
OCT 22 2004
THOMSON
FINANCIAL

Enclosure

82-34698

ⓘnvestor

RECEIVED
2004 OCT 20 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Net Asset Value Report January – September 2004

Investor's net asset value on September 30, 2004 amounted to SEK 91,887 m. (SEK 120 per share), compared with SEK 83,063 m. (SEK 108 per share) on December 31, 2003.

The net asset value increased by SEK 8,824 m. (12,698), or 11 percent (20), during the first nine months of the year. The change in net asset value includes consolidated income after tax totaling SEK 7,766 m. (587), corresponding to SEK 10.12 per share (0.77).

The value of Investor's total assets was SEK 107,946 m. on September 30, 2004, as against SEK 103,656 m. on December 31, 2003. Net debt amounted to SEK 16,059 m. on September 30, 2004, compared with SEK 20,593 m. on December 31, 2003, corresponding to 15 percent of total assets at the close of the nine-month period, as against 20 percent at year-end 2003.

The value of Core Holdings increased by SEK 9,715 m. during the first nine months of the year (14,675). Ericsson and ABB accounted for most of the increase: SEK 7,958 m. and SEK 1,736 m., respectively, while the value of Investor's holding in AstraZeneca changed by SEK -3,252 m.

Within the Core Holdings business area, Investor acquired A-shares in Scania for SEK 487 m., and sold B-shares in Scania for SEK 296 m., in the third quarter.

The value of New Investments increased by SEK 268 m. during the nine-month period (-154). Investments in the first nine months totaled SEK 1,504 m. (1,407) and shares were sold for SEK 2,734 m. (1,715). Sales include uninvested capital in the amount of SEK 876 m. that b-business partners repaid to Investor.

The total return on Investor shares was 15 percent in the first nine months of 2004 (33). The total return was 1 percent in the third quarter (10). During the past 12-month period the total return has been 24 percent (52).

Investor's key figures

	9/30 2004	6/30 2004	12/31 2003	9/30 2003
Assets, SEK m.	107 946	109 459	103 656	95 320
Net debt, SEK m.	-16 059	-15 916	-20 593	-19 853
Net asset value, SEK m.	91 887	93 543	83 063	75 467
Net asset value per share, SEK	120	122	108	99
Development during the period/quarter	**January-Sept. 2004**	**January-Sept. 2003**	**July-Sept. 2004**	**July-Sept. 2003**
Change in net asset value, SEK m.	8 824	12 698	-1 656	6 866
Change in net asset value, percent	11	20	-2	10
Change in net asset value per share, SEK	12	17	-2	9

Investor has chosen to release this net asset value report to provide financial information to the market as quickly as possible. Due to current accounting regulations, Investor's associated companies are to be reported in accordance with the equity method in the consolidated income statement and consolidated balance sheet. As a consequence, Investor waits for the interim reports of associated companies before preparing its own formal interim report (see "Accounting Principles" for further information). The formal interim report will be released November 26, 2004.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

President's comments

Strong positions of companies enable strategic initiatives

Investor's net asset value and total return developed positively during the first nine months of the year, despite a more or less flat performance in the third quarter. Investor's net debt and operating costs have continued to decline. Our holdings performed favorably overall and several strong financial reports were released during the summer. The world's stock exchanges, which adopted a wait-and-see attitude, have been influenced by concerns about high raw material prices, particularly energy prices, the pace of economic growth and the influence of higher interest rates.

The recovery of the economy during the past year has resulted in strong demand for the products and services of many Investor holdings and healthy profit growth. These trends, combined with successful cost reduction programs, have increased cash flow and allowed for debt paydown. As an owner, we believe that efficient and flexible capital structures are an important issue. Investor's general view is that a company should primarily reinvest its excess cash flow in its core businesses, such as initiatives for organic growth and selected add-on acquisitions. The recent bear market and the economic slowdown have demonstrated the importance of careful balance sheet management during periods of weak demand and illiquid financial markets. Once these factors are taken into account, a company should consider transferring any remaining excess cash flow to shareholders.

On the recommendation of an advisory committee, the Federal Drug Administration (FDA) did not approve AstraZeneca's new anticoagulant Exanta for use in the U.S. market. It is worth noting that Exanta has already been approved in Europe for short-term prevention of blood clots during major orthopedic operations, such as knee and hip replacement surgeries. Despite the FDA's decision on Exanta, we believe that AstraZeneca has one of the most promising product portfolios in the industry today, with substantial growth potential.

In the New Investments business area, which is focused on investments in small and medium-size companies, recent results support our conviction that we are well positioned for attractive returns over the longer term. With buyout operations in Europe and Asia, and a venture capital organization in the United States, Europe and Asia, we have an established name, contact network and professional staff providing good opportunities for business.

Despite the weak capital markets during the past few years, we continued to work steadfastly to find new and attractive companies, and to build on our existing holdings with promising potential.

Within Investor Growth Capital, many companies have been developing step-by-step in the right direction. An example is the positive trend of business that Bredbandsbolaget has been reporting recently. Bredbandsbolaget now has an even stronger position in the fixed broadband market after the company's acquisition of Bostream, a Swedish broadband provider. Overall, we are seeing a more stable portfolio of companies at the same time as we exit from companies that do not meet our criteria. In the third quarter, two new investments were made, as well as a number of partial divestments. During the quarter, one of our smaller holdings in Asia, CSMC Technologies, was listed on the Hong Kong Stock Exchange. It is important to point out that Investor Growth Capital's activities are dependent on a strong market for initial public offerings in order to achieve successful divestments. The climate for IPOs remained generally slow during the third quarter.

EQT closed on its seventh fund, EQT IV, during the third quarter. The fund, noted in our six-months report, has the same focus as EQT III – Northern Europe. EQT, with its solid reputation and good operating results, attracted a large number of new and existing investors to the fund. Due to strong interest, the fund was oversubscribed, confirming EQT's solid position.

In August, 3 announced that it had approximately 200,000 subscribers in Sweden and Denmark, indicating substantial growth during the year. Hutchison Whampoa's global 3G business has more than three million subscribers. 3 Scandinavia also reported strong average revenues per user (ARPU) per month and a limited cost for acquiring new customers. These figures indicate that 3 is now earnestly challenging existing operators in Scandinavia with competitive service products. 3 is also broadening offerings gradually for small and medium-size companies.

Investor has built best-in-class companies since 1916. Our basic philosophy has been unchanged since we started our business, although the direction of our work evolves constantly. As owners today, we are focused primarily on strategic initiatives for the future and helping our holdings to apply their strong balance sheets in a long-term, proactive and efficient way.

M. Wallenberg

Marcus Wallenberg

Change in net asset value

On September 30, 2004, Investor's net asset value amounted to SEK 91,887 m. (75,467)[1], corresponding to SEK 120 per share (99).

Net asset value

	9/30 2004		12/31 2003	
	SEK/share	SEK m.	SEK/share	SEK m.
Core Holdings	116	89 332	112	85 841
New Investments	16	11 949	16	12 745
Other Holdings	3	2 273	4	2 924
Other Operations	3	1 931	2	1 561
Other assets and liabilities	3	2 461	1	585
Total assets	**141**	**107 946**	**135**	**103 656**
Net debt	-21	-16 059	-27	-20 593
Total net asset value	**120**	**91 887**	**108**	**83 063**

Investor's net asset value increased by SEK 8,824 m. (12,698), or 11 percent, in the first nine months of the year (20). In the third quarter the net asset value changed by SEK -1,656 m. (6,866), or by -2 percent (10).

For more information: nav.investorab.com



Change in net asset value
SEK bn.
SEK/share

1) Figures in parentheses refer to the corresponding date/period of the preceding year.

During the nine-month period, Core Holdings changed the net asset value by SEK 11,174 m. (16,229), New Investments by SEK 67 m. (-258), Other Holdings by SEK 51 m. (109) and Other Operations by SEK 30 m. (106). The corresponding figures for the third quarter were SEK -1,194 m. (6,871), SEK -232 m. (250), SEK -13 m. (-2) and SEK 20 m. (20).

The net asset value was also affected in the first nine months by SEK -2,498 m. in groupwide items (-3,488), of which the dividend payment represented SEK -1,726 m. (-2,608). See also Appendix 1 on page 14.

Investor shares

The total return[2] on Investor shares was 15 percent over the first nine months of the year (33). The total return was 24 percent over the past 12-month period (52). In the third quarter, the total return was 1 percent (10).

The average total return on Investor shares has been 15 percent over the past 20-year period.



Average total return, percent

The price of the Investor B-share was SEK 77.50 on September 30, 2004, as against SEK 69.50 at year-end 2003.

For more information: share.investorab.com

2) Total return is the sum of share price changes and reinvested dividends.

Total assets by sector and business area on September 30, 2004



SEK m.	Technology	Healthcare	Engineering	Financial Services	Other	Total
Core Holdings	21 743	24 820	26 093	16 676	-	**89 332**
New Investments, listed	801	911	19	-	-	**1 731**
New Investments, unlisted	5 061	1 517	1 051	309	2 280	**10 218**
Other	1 621	-	-	-	5 044[1]	**6 665**
Total	**29 226**	**27 248**	**27 163**	**16 985**	**7 324**	**107 946**

1) Of which SEK 3,268 m. comprises loans to Hi3G.

Core Holdings

A total of SEK 1,509 m. was invested in the Core Holdings portfolio during the first nine months of 2004 (0), of which SEK 487 m. was in the third quarter. The investment in the third quarter was entirely related to the purchase of 1,980,900 A-shares in Scania.

Shares were sold for SEK 7,733 m. during the nine-month period (50), of which SEK 296 m. was in the third quarter. Sales in the third quarter consisted in their entirety of 1,200,000 B-shares in Scania.

In the second quarter, 4,444,477 m. shares of Ainax were purchased for SEK 1,022 m. In connection with Electrolux's share redemption offer, Investor redeemed 461,619 A-shares for SEK 92 m. and also sold 484,340 Electrolux B-share redemption rights for SEK 25 m.

In the first quarter 21,200,000 shares in AstraZeneca were sold for SEK 7,320 m. The sale generated a capital gain of SEK 6,148 m.

Development of Core Holdings

SEK m.	1/1-9/30 2004	1/1-9/30 2003
Capital gains/losses	6 432	-41
Change in surplus value, etc.	3 283	14 716
Change in value	**9 715**	**14 675**
Dividends	1 574	1 662
Operating costs	-115	-108
Effect on net asset value	**11 174**	**16 229**


Change in value, Core Holdings
January 1 - September 30, 2004
Ericsson
ABB
Gambro
SEB
Atlas Copco
OMX
WM-data
Saab AB
Electrolux
AstraZeneca
SEK m.

For more information: ch.investorab.com

Core Holdings

	Number of shares[1] 9/30 2004	Market value SEK/share 9/30 2004	Market value SEK m. 9/30 2004	Share price performance[2] 2004 (%)	Share of total assets (%)	Share of capital[3] (%)	Share of voting rights[3] (%)	Market value SEK/share 12/31 2003	Market value SEK m. 12/31 2003
Healthcare									
AstraZeneca	63 465 810	25	19 103	-14	18	4	4	39	29 675
Gambro	68 468 225	8	5 717	40	5	20	26	5	4 074
		33	**24 820**		**23**			**44**	**33 749**
Technology									
Ericsson	810 393 516	24	18 669	75	17	5	38	14	10 711
Saab AB	21 611 925	3	2 161	-8	2	20	36	3	2 356
WM-data	70 265 500	1	913	-16	1	16	29	1	1 089
		28	**21 743**		**20**			**18**	**14 156**
Engineering									
ABB	204 115 142	12	9 104	24	9	10	10	10	7 368
Atlas Copco	31 454 971	11	8 807	9	8	15	21	11	8 100
Scania	18 950 973	6	4 642	21	4	9	17	5	3 672
Ainax[4]	4 444 477	1	1 085	13	1	16	16		
Electrolux	18 457 571	3	2 455	-16	2	6	26	4	2 980
		33	**26 093**		**24**			**30**	**22 120**
Financial Services									
SEB	138 272 295	20	15 556	6	15	21	21	19	14 657
OMX	12 950 507	2	1 120	-3	1	11	11	1	1 159
		22	**16 676**		**16**			**20**	**15 816**
Total		**116**	**89 332**		**83**			**112**	**85 841**

1) Holdings, including any shares on loan.
2) Most actively traded class of share. The share price trend for Ainax refers to the period beginning June 8, 2004.
3) After full dilution and adjusted for any repurchases of own shares.
4) One share in the Ainax holding company corresponds to one underlying A-share in Scania.

The value of Investor's core holdings increased by SEK 9,715 m. in the first nine months of the year (14,675), of which SEK -1,294 m. during the third quarter (6,723). Ericsson and ABB accounted for most of the increase during the nine-month period: SEK 7,958 m. and SEK 1,736 m., respectively, while AstraZeneca changed the value of Investor's core holdings by SEK -3,252 m.

After the close of the third quarter, Investor exercised all of its 256,660,096 rights to convert Ericsson B-shares into A-shares. If all other shareholder conversion rights are exercised in Ericsson, Investor's share of the voting rights in Ericsson will amount to 19 percent.

New Investments

A total of SEK 1,504 m. was invested in the first nine months of the year in the New Investments business (1,407), of which SEK 290 m. was in the third quarter. The investments consisted of SEK 657 m. in new investments and SEK 847 m. in follow-on investments. Holdings were sold during the period for SEK 2,734 m. (1,715), of which SEK 1,215 m. was in the third quarter. Sales for the nine-month period included SEK 876 m. in uninvested capital that b-business partners repaid to Investor. Divestments during the nine-month period generated capital gains totaling SEK 155 m. (153).

Net write-downs were positive and amounted to SEK 361 m. during the nine-month period (-168), of which SEK -121 m. was in the third quarter (+62). Most of the SEK 361 m. in positive net write-downs was attributable to the sale of shares for which earlier write-downs were reversed and impacted capital gains/losses.

The value of New Investments changed by SEK 268 m. in the first nine months of the year (-154), of which SEK -203 m. was in the third quarter (293).

Development of New Investments

SEK m.	1/1-9/30 2004	1/1-9/30 2003
Capital gains/losses	155	153
Write-downs, net	361	-168
Change in surplus value, etc.	-248	-139
Change in value	**268**	**-154**
Dividends	45	97
Operating costs	-171	-201
Restructuring cost	-75	-
Effect on net asset value	**67**	**-258**

During the period January 1, 1998 to September 30, 2004, the New Investments business changed Investor's net asset value by SEK -231 m. (see table on next page). The return on realized investments met the minimum return requirement of 20 percent during this period.

New Investments – 10 largest listed holdings[1)]

	Sector	Ownership (%)	Share price performance 2004 (%)	Market value[2)] (SEK m.) 9/30 2004	Market value[2)] (SEK m.) 12/31 2003
Tessera	T	12	17	596	568
Kyphon	H	8	0	481	515
ISTA	H	19	31	256	188
Micronic	T	5	-41	77	125
Intuitive Surgical	H	1	45	73	141
Biotage	H	12	-23	50	65
Lycos Europe	T	3	-27	48	108
Axcan	H	1	-1	44	151
Amkor	T	1	-80	30	127
Nilörn	O	15	-4	19	19
Other, listed		-	-	57	243
Total, listed				**1 731**	**2 250**
Unlisted				10 218	10 495
Total, New Investments				**11 949**	**12 745**

1) Purchases and sales were made in certain holdings during the year.
2) After a discount of 10 or 20 percent, depending on the liquidity of the company's shares. Market value is affected by exchange rate changes.



Number of New Investments by size on September 30, 2004*
No.
70
60
50
40
30
20
10
0
0-10
11-50
51-100
101-500
501-

For more information: ni.investorab.com

New Investments' effect on the change in net asset value

SEK m.	1998	1999	2000	2001	2002	2003	Jan.-Sept. 2004	**Total 1998-Sept. 2004**
Capital gains/losses (incl. dividends)	709	2 399	3 004	524	297	420	200	**7 553**
Write-downs, net	-344	14	-1 228	-2 802	-1 674	-75	361	**-5 748**
Operating costs	-210	-249	-325	-336	-302	-271	-246[1]	**-1 939**
Result for the period	**155**	**2 164**	**1 451**	**-2 614**	**-1 679**	**74**	**315**	**-134**
Change in surplus value, etc.	1 162	722	-955	-119	-625	-34	-248	**-97**
Effect on the change in net asset value	**1 317**	**2 886**	**496**	**-2 733**	**-2 304**	**40**	**67**	**-231**

[1] Of which restructuring cost, SEK -75 m.

New investments by unit

	Market value SEK/share 9/30 2004	Market value SEK m. 9/30 2004	Book value SEK m. 9/30 2004	Market value SEK/share 12/31 2003	Market value SEK m. 12/31 2003	Book value SEK m. 12/31 2003
Investor Growth Capital	9	7 156	5 739	10	8 169	6 486
EQT	6	4 243	4 222	5	4 033	3 995
Investor Capital Partners – Asia Fund	1	550	550	1	543	543
Total	**16**	**11 949**	**10 511**	**16**	**12 745**	**11 024**


New Investments on September 30, 2004
Development stage and per unit
Mature (58%)
Expansion stage (25%)
Early stage (4%)
b-business partners (3%)
Holdings in other funds (10%)
Investor Growth Capital (60%)
EQT (35%)
Investor Capital Partners - Asia Fund (5%)

Investor Growth Capital

The venture capital business environment remained positive during the third quarter, but a less favorable tone in the public markets slowed down exit opportunities through an IPO or industrial sale.

In the third quarter new investments were made in Dotomi and MC Technologies.

Dotomi (Boston, Massachusetts) provides an online service that allows marketers to deliver highly personalized messages to customers across the Internet.

MC Technologies is a Korean-based provider of high-quality flexible printed circuit boards.

In the third quarter, CSMC Technologies was listed on the Hong Kong Stock Exchange. The company is one of the smaller listed holdings.

In the third quarter, follow-on investments were made in Bredbandsbolaget, among other companies. The holdings in Lycos Europe and Intuitive Surgical were partially sold, among other companies. As in the second quarter, part of the holding in Kyphon was also sold.

In the second quarter, new investments were made in Cradle Technologies, Greenway Medical and Shoei. Add-on investments were also made in Aerocrine, Amkor, Atrica, Bredbandsbolaget, EpiGenesis, Gyros and Umetrics, among other companies. In the second quarter, the holdings in Idealab and Alibaba.com were sold in their entirety. Earlier during the year, the holdings in Axcan and Tessera were partially sold.

In the first quarter, a new investment was made in EpiValley Ltd. An investment in Swedish Orphan International was also announced.

In the first quarter, Investor sold its remaining position in ASM Pacific. Follow-on investments were also made in Bredbandsbolaget and Ness Display, among other companies.

In the first quarter, measures were announced to reduce costs within Investor Growth Capital's activities. It was also announced that b-business partners would focus exclusively on its six existing holdings. In the third quarter, b-business partners repaid a large portion of uninvested capital to shareholders, of which SEK 876 m. was paid to Investor.

For more information:
www.investorgrowthcapital.com

EQT

In the third quarter, EQT Mezzanine participated in the financing of SportFive.

In the second quarter, the sale of Dahl to Saint-Gobain was finalized. The divestment of Dahl generated a capital gain of SEK 204 m. for Investor.

As announced in the second quarter, EQT has established a new fund, EQT IV. The fund has the same focus as EQT III (formerly EQT Northern Europe). Investor's commitments to the fund will amount to approximately EUR 460 m., corresponding to about 20 percent of EQT IV's total capital commitments.

In the first quarter, Vaasan & Vaasan was sold to Capinvest.

An investment in Sirona was completed during the first quarter.

For more information: www.eqt.se

Investor Capital Partners – Asia Fund

Investor Capital Partners-Asia Fund made no additional investments or divestments during the nine-month period.

The fund currently has three investments in its portfolio: Cosmetic Group, Kingclean and Memorex.

For more information: www.investorcapitalpartners.com

Other Holdings

Other Holdings

	9/30 2004		12/31 2003	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Hi3G	2	1 621	2	1 621
Fund investments	1	650	1	801
Other	0	2	1	502
Total, Other Holdings	**3**	**2 273**	**4**	**2 924**

Hi3G

In the third quarter, Hi3G announced that it had approximately 200,000 subscribers in Scandinavia, of which 150,000 in Sweden and 46,000 in Denmark, as of August 18, 2004. In July, gross customer additions totaled in excess of 27,000 in the two markets. It was also reported that, in Sweden and Denmark, average revenues per user (ARPU) were SEK 364 and 17 percent of revenues were from non-voice services. Hutchison Whampoa's combined 3G operations, the 3 Group, also reported a subscriber figure on its global network of over three million with strong subscriber growth, and that the average cost of acquiring a customer was EUR 252.

In September, Hi3G started to market services to the small and medium-size (SME) business segment in Sweden and Denmark.

As of September 30, 2004, the company's 3G network services coverage was 88 percent in Sweden, while voice services network coverage was 95 percent.

As reported earlier, Investor estimates that its total capital contribution to Hi3G, in the form of shareholder's contributions, will be between SEK 4 bn. and SEK 5 bn. The intention is to finance Hi3G over time with shareholders' equity and external project financing on an approximately 50-50 basis. Investor's outstanding loans with Hi3G are expected to be transferred to external project financing of Hi3G in the future.

In the first nine months of 2004, SEK 1,468 m. was provided to Hi3G in the form of loans, of which SEK 538 m. was in the third quarter.

Investor's financing of Hi3G

	1/1-9/30 2004	12/31 2003	Total
Shareholder's contributions	-	1 648	**1 648**
Loans[1]	1 468	1 800	**3 268**
Total	**1 468**	**3 448**	**4 916**

1) Included in "Other assets and liabilities" in the net asset value table.

For more information: www.tre.se

Fund investments

During the nine-month period, participations in Lancelot's funds were sold for SEK 185 m.

Other

In the second quarter, Investor sold all its shares in Fiskars. The holding comprised 3,731,197 A-shares and 1,012,800 K-shares that were sold for SEK 418 m., generating a capital gain of SEK 256 m.

Other Operations

Other Operations

	9/30 2004		12/31 2003	
	SEK/ share	SEK m.	SEK/ share	SEK m.
The Grand Group	2	1 475	1	1 075
Land and real estate	1	300	1	300
Active portfolio management	0	67	0	102
Other	0	89	0	84
Total, Other Operations	**3**	**1 931**	**2**	**1 561**

The Grand Group

The result after net financial items for The Grand Group was SEK -38 m. in the first nine months of the year (-20), of which SEK -15 m. consisted of expensed renovation work (-21).

In the first quarter, the Grand Group purchased three buildings on Blasieholmen, in downtown Stockholm, for SEK 400 m.

For more information: www.grandhotel.se

Active portfolio management

Investor's active portfolio management activities generated trading income of SEK 10 m. in the first nine months of 2004 (54), of which SEK 7 m. was in the third quarter (18).

Consolidated results

Operating costs, excluding the cost for restructuring operations, amounted to SEK 338 m. in the first nine months of the year (370), down 9 percent, compared with the corresponding period of last year.

Income after financial items totaled SEK 7,885 m. during the nine-month period (669). The amount includes a capital gain of SEK 6,148 m. on the sale of AstraZeneca shares.

Income for the nine-month period (after tax) totaled SEK 7,766 m. (587), corresponding to SEK 10.12 per share (0.77).

A provision was made in the first quarter for SEK 100 m. in restructuring costs, which was charged against income for the nine-month period (see "Other" for further information).

A more detailed description of operations is provided as a table in Appendix 1 on page 14.

Consolidated net debt

Consolidated net debt was SEK 16,059 m. at the close of the period, as against SEK 20,593 m. at year-end 2003. Investor's net debt amounted to 15 percent of total assets, compared with 20 percent at year-end 2003.

Cash and cash equivalents amounted to SEK 12,247 m. on September 30, 2004, as against SEK 9,803 m. at year-end 2003. During the remainder of 2004, SEK 642 m. of outstanding loans will be due for payment. In 2005, SEK 3,590 m. of outstanding loans will be due for payment.


Consolidated net debt
25
20
15
10
5
0
SEK bn.
25
20
15
10
5
Percent
2000
2001
2002
2003
9/30 2004
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Share capital

Investor's share capital on September 30, 2004 amounted to SEK 4,795 m. (SEK 4,795 m. on December 31, 2003).

Structure of share capital

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	**767 175 030**	**357 239 262**	**100.0**	**100.0**

Other

Measures to realign the organization

In the first quarter it was announced that parts of the organization would be realigned and that costs would be reduced within the New Investments business, but also within certain corporate functions. This adjustment process is expected to reduce annual costs by about SEK 75 m. These cost savings will be achieved in full within 12 to 18 months.

As of September 30, 2004, all of the approximately 30 employees affected by organizational adjustments had left Investor. Investor's wholly owned investment organization had 160 employees at the end of the nine-month period.

Accounting principles

When preparing this net asset value report, the same accounting principles and calculation methods have been applied as those used in the preparation of the latest annual report and the formal interim reports, with the following exceptions:

- In net asset value reports, holdings in associated companies are reported in accordance with the acquisition value method; in the annual report and formal interim reports, associated companies are reported in accordance with the equity method.
- As of January 1, 2004, Investor is applying Recommendation No. 29 of the Swedish Financial Accounting Standards Council. The effect of adopting this accounting principle, which is reported as a change in shareholders' equity, applies to the calculation of pension commitments and amounts to SEK -100 m.
- As of January 1, 2004, other administrative expenses in Novare, The Grand Group, EQT and Investor Capital Partners – Asia Fund are reported under "Cost of goods and services sold" in the consolidated income statement. Comparative figures have been adjusted accordingly. These costs were previously reported under "Operating costs".

Valuation principles for New Investments

The valuation of listed holdings within New Investments is based on the share price of each company on the last business day of the reporting period, less 10 or 20 percent, depending on the liquidity of the company's shares and any limitations to the disposal rights to the company's shares.

For unlisted holdings, Investor uses a valuation method in which the holdings are valued at acquisition cost, less any write-downs. The valuation, and if relevant, any need for write-downs, is determined quarterly on the basis of the market's development and the performance of each company in relation to its plan and budget.

Unlisted holdings in funds are valued on the basis of the underlying value of their holdings at the lower of acquisition cost and fund manager's valuation. Listed holdings are valued as described above. For funds in which Investor has a holding of less than 10 percent, or is inactive in the fund's activities, the main rule is that Investor uses the valuation that the fund manager makes of all holdings in the fund. However, the fund is never valued higher than Investor's acquisition cost. If Investor's evaluation is that the fund manager's valuation has not given sufficient consideration to factors that can negatively affect the holdings, the value may be written down.

Reporting in accordance with IFRS

In accordance with the requirements that listed companies in the EU will have to meet as of 2005, Investor is preparing to adopt the International Financial Reporting Standards (IFRS).

Based on current IAS/IFRS and the proposed amendments to these standards, Investor has identified the principles and internal procedures that will have to be changed to comply with the regulations. For Investor, it is primarily the rules in IAS 39, encompassing the reporting of financial instruments, which will affect reported figures, compared with today. The recommendation specifies that financial instruments, comprising investments in equity instruments and the loan portfolio in Investor, shall, in most cases, be reported at fair value, instead of at the lower of acquisition value and fair value currently used. To the extent that changes in fair value are reported in the income statement, they will generate greater volatility in results, compared with current principles.

When financial instruments are shown at fair value, reported shareholders' equity in Investor's formal reporting will approach Investor's net asset value (assets less liabilities at fair value) and the income statement will show the development of the investment portfolio's value to a greater extent than before.

The introduction of IAS/IFRS will also significantly impact the reporting of employee stock option and share programs. In accordance with IFRS 2, which applies to share-based payments, such payments are to be recognized as an expense in the income statement as the issued employee stock options/shares are vested.

In accordance with IAS 16, which applies to property, plant and equipment, the reporting of property used within operations is based on a component approach, which for Investor will involve changes to procedures for capitalizing and depreciating such property. These changes are estimated to have a very limited impact on the income statement and balance sheet.

The above scenarios, and the exact classifications and measurements that Investor will use to report in accordance with IAS/IFRS, will depend on the outcome of the current proposed amendments to IAS 39 and which recommendations that the EU will endorse for implementation in 2005.

Interim reports in 2004

In the interim reports for 2004, Investor's associated companies are reported in accordance with the equity method in the consolidated income statement and balance sheet. As a consequence, Investor waits for the interim reports of associated companies before it prepares its own formal interim report. However, for the purpose of providing financial information to the market as quickly as possible, Investor releases two reports per quarter (see "Upcoming financial events"): a net asset value report that is based on the acquisition value method, like earlier interim reports, and a formal interim report prepared in accordance with the equity method.

Upcoming financial events

	2004
November 26	Formal Interim Report, January-September
December 10	Capital Markets Day
	2005
January 19	Net Asset Value Report for 2004
February 28	Formal Year-end Report for 2004
April 11	Annual General Meeting
April 11	Net Asset Value Report, January-March

Stockholm, October 12, 2004

Marcus Wallenberg

President and Chief Executive Officer

For more information:

Lars Wedenborn, Chief Financial Officer:
+46 8 614 2141, +46 735-24 21 41
lars.wedenborn@investorab.com

Fredrik Lindgren, Vice President,
Corporate Communications: +46 8 614 2031,
+46 735-24 20 31
fredrik.lindgren@investorab.com

Oscar Stege Unger, Investor Relations Manager:
+46 8 614 20 59, +46 70 624 20 59
oscar.stege.unger@investorab.com

Investor AB (publ), Org. no. 556013-8298
SE-103 32 Stockholm, Sweden
Visiting address: Arsenalsgatan 8C
Phone: + 46 8 614 20 00
Fax: + 46 8 614 21 50
info@investorab.com

The net asset value report can also be accessed on the Internet at www.investorab.com

Ticker codes:
INVEB SS in Bloomberg
INVEb.ST in Reuters
INVE-B.ST in Thomson/DataStream

This net asset value report has not been subject to review by the Company's auditors.

INVESTOR GROUP

CONSOLIDATED INCOME STATEMENT

Acquisition value method

SEK m.	2004 1/1-9/30	2003 1/1-9/30	2004 7/1-9/30	2003 7/1-9/30
Core Holdings				
Dividends	1 574	1 662	140	184
Capital gains/losses	6 432	-41	215	-
Operating costs	-115	-108	-40	-36
Net income - Core Holdings	**7 891**	**1 513**	**315**	**148**
New Investments				
Dividends	45	97	23	19
Capital gains/losses and write-downs	516	-15	-68	142
Operating costs	-171	-201	-52	-62
Restructuring cost	-75	-	-	-
Net income - New Investments	**315**	**-119**	**-97**	**99**
Other Holdings				
Dividends	45	45	-	-
Capital gains/losses and write-downs	321	-1	1	-23
Operating costs	-6	-6	-2	-2
Net income - Other Holdings	**360**	**38**	**-1**	**-25**
Other Operations				
Net sales	501	529	173	194
Cost of goods and services sold	-490	-528	-150	-181
Net income, active portfolio management	10	54	7	18
Operating costs	-21	-26	-6	-5
Net income - Other Operations	**0**	**29**	**24**	**26**
Groupwide operating costs	-25	-29	-7	-10
Restructuring cost	-25	-	-	-
Operating income	**8 516**	**1 432**	**234**	**238**
Net financial items	-631	-763	-190	-255
Income after financial items	**7 885**	**669**	**44**	**-17**
Tax on net income for the period	-110	-77	-5	-5
Minority interest in net income for the period	-9	-5	-5	-2
Net income for the period	**7 766**	**587**	**34**	**-24**
Earnings per share before and after dilution, SEK	**10.12**	**0.77**	**0.04**	**-0.03**

INVESTOR GROUP

CONSOLIDATED BALANCE SHEET

Acquisition value method

SEK m.	2004 9/30	2003 12/31
Assets		
Tangible fixed assets	1 905	1 330
Shares and participations	66 114	67 009
Receivables	4 852	3 278
Cash and cash equivalents	12 247	9 803
Total assets	**85 118**	**81 420**
Shareholders' equity and liabilities		
Shareholders' equity	53 206	47 103
Provision for pensions	232	286
Other provisions	901	756
Loans	28 074	30 110
Other liabilities	2 705	3 165
Total shareholders' equity and liabilities	**85 118**	**81 420**

Net debt		
Cash and cash equivalents	12 247	9 803
Loans	-28 074	-30 110
Provision for pensions	-232	-286
Total net debt	**-16 059**	**-20 593**

CHANGES IN SHAREHOLDERS' EQUITY

Acquisition value method

SEK m.	2004 9/30	2003 12/31
Opening balance as per balance sheet	**47 103**	**49 345**
Effect of change in accounting policy	-	-100
Opening balance adjusted for change in accounting policy	**47 103**	**49 245**
Dividend to shareholders	-1 726	-2 608
Effect of employee stock option programs (hedging, etc.)	49	75
Exchange rate differences	14	-538
Net income for the period	7 766	929
Closing balance for the period	**53 206**	**47 103**

INVESTOR GROUP

CONSOLIDATED STATEMENT OF CASH FLOWS

SEK m.	2004 1/1-9/30	2003 1/1-9/30
Cash flows from operating activities		
Core Holdings		
Dividends received	1 574	1 477
New Investments		
Dividends received	28	93
Other Holdings		
Dividends received	45	45
Active portfolio management, Other Operations and operating costs		
Payments received	19 333	14 374
Payments made	-19 758	-14 798
Cash flows from operating activities before net interest income/expense and income taxes	**1 222**	**1 191**
Interest received/paid	-846	-728
Income taxes paid	-169	-288
Cash flows from operating activities	**207**	**175**
Cash flows from investing activities		
Core Holdings		
Acquisitions	-1 509	-
Sales	7 733	50
New Investments		
Acquisitions, etc.	-1 657	-1 501
Sales	2 700	1 757
Other Holdings		
Acquisitions, etc.	-33	-330
Increase in long-term receivables	-1 370	-1 150
Sales	616	259
Acquisitions of tangible fixed assets	-482	-87
Sales of tangible fixed assets	-	69
Cash flows from investing activities	**5 998**	**-933**
Cash flows from financing activities		
Loans raised	899	13 281
Loans amortized	-2 885	-2 842
Change in short-term borrowing, net	-50	-21
Dividends paid	-1 726	-2 608
Cash flows from financing activities	**-3 762**	**7 810**
Cash flows for the period	**2 443**	**7 052**
Cash and cash equivalents, opening balance	**9 803**	**5 361**
Effect of exchange rate changes	1	-27
Cash and cash equivalents, closing balance	**12 247**	**12 386**

APPENDIX 1 – INVESTOR'S PERFORMANCE BY BUSINESS AREA

Performance by business area 1/1-9/30 2004

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 574	45	45	29 [1]		1 693
Capital gains/losses	6 432	155	276	-31 [1]		6 832
Write-downs, net		361	45	12 [1]		418
Other revenues and expenses				11 [2]		11
Operating costs	-115	-171	-6	-21	-25	-338
Restructuring cost		-75			-25	-100
Operating income	**7 891**	**315**	**360**	**0**	**-50**	**8 516**
Net financial items					-631	-631
Tax and minority interest					-119	-119
Income for the period	**7 891**	**315**	**360**	**0**	**-800**	**7 766**
Change in surplus value	3 283	-283	-309	30		2 721
Other (currency, etc.)		35			28	63
Dividends paid					-1 726	-1 726
Effect on net asset value	***11 174***	***67***	***51***	***30***	***-2 498***	***8 824***

Net asset value by business area 9/30 2004

Book value	52 648	10 511	2 264	1 381	2 461	69 265
Accumulated surplus value	36 684	1 438	9	550		38 681
Net debt					-16 059	-16 059
Total net asset value	***89 332***	***11 949***	***2 273***	***1 931***	***-13 598***	***91 887***

Performance by business area 1/1-9/30 2003

(SEK m.)	Core Holdings	New Investments	Other Holdings	Other Operations	Investor groupwide	Total
Dividends	1 662	97	45	13 [1]		1 817
Capital gains/losses	-41	153	-75	42 [1]		79
Write-downs, net		-168	74	-1 [1]		-95
Other revenues and expenses				1 [2]		1
Operating costs	-108	-201	-6	-26	-29	-370
Operating income	**1 513**	**-119**	**38**	**29**	**-29**	**1 432**
Net financial items					-763	-763
Tax and minority interest					-82	-82
Income for the period	**1 513**	**-119**	**38**	**29**	**-874**	**587**
Change in surplus value	14 716	285	71	77		15 149
Other (currency, etc.)		-424			-6	-430
Dividends paid					-2 608	-2 608
Effect on net asset value	***16 229***	***-258***	***109***	***106***	***-3 488***	***12 698***

Net asset value by business area 9/30 2003

Book value	51 810	10 864	2 774	861	338	66 647
Accumulated surplus value	26 119	1 608	315	631		28 673
Net debt					-19 853	-19 853
Total net asset value	***77 929***	***12 472***	***3 089***	***1 492***	***-19 515***	***75 467***

[1] Refers to active portfolio management activities. Capital gains/losses include sales amounting to SEK 19,070 m. (14,836).

[2] Net sales amounted to SEK 501 m. (529) and refer primarily to The Grand Group and EQT Partners.

Moody's Investors Service

Rating Action: Investor AB

MOODY'S UPGRADES INVESTOR AB'S RATINGS TO A3; STABLE OUTLOOK

Approximately EUR3.1 Billion of Debt Securities Affected.

Frankfurt, October 11, 2004 -- Moody's Investors Service has today upgraded to A3 from Baa1 the ratings for senior debt of Investor AB. The Prime-2 rating for short term debt was affirmed. The outlook for the ratings is stable.

The upward change to A3 reflects the reversal of Investor's previously declining asset values, which now provide a solid asset leverage of 14.5% as of June 30, 2004 from a low of c. 25% in 2002. Although Moody's expects that this current leverage level will increase over the course of 2004, mainly due to ongoing capital spending in Hi3G, in which Investor holds a 40% stake, the rating agency does not anticipate that leverage will significantly exceed 20% without appropriate corrective action by management. The rating also factors an expectation of continued volatility in Investor's underlying core asset values given its portfolio concentration on 11 core holdings. The A3 ratings have been substantiated by applying these leverage and volatility assumptions to portfolio analysis techniques and factoring in qualitative aspects, like Investor's effective management of the portfolio with committed leverage guidelines, and the liquidity cushion provided by a €1.0 billon 5year credit facility.

The outlook for the ratings is stable, since the long term volatility of the portfolio is already factored into the rating and since Moody's expects, that management will continue to take action to maintain leverage within its guidance of 20-25% (Net Debt/Total Assets). Any permanent shift in leverage towards the current 15% level is likely to lead to consideration for further upward rating action. Under the current investment plan, Moody's considers this unlikely over the near term.

Over the past months, Investor's asset coverage and portfolio quality has recovered from its September 2002 low point and important financial flexibility has been re-established. The improvement is due mostly to the improvement in the stock price of core holdings, such as Ericsson's and ABB, as well as a general pick-up in Investors holding's stock prices. The core holdings are large, global companies with substantial market capitalization and high daily turnover of the shares on international stock exchanges. Moreover, during the 2002 stock market decline, management demonstrated its resolve to stem leverage in the 20-25% range by effecting the disposal of non-core holdings.

Investor's portfolio continues to show a high concentration on the 11 core holdings with only marginal changes in the composition over time. For these companies, Investor also offers managerial as well a financial support when necessary, like in the case of the early underwriting of the Ericsson capital increase in summer 2002. Moody's believes all Investor's financial investments are based on a thorough analysis of the return potential and where appropriate management will divest/de-emphasize certain holdings or activities, such as in the case of the venture capital and private equity portfolio. Investor's sizeable financial commitment to Hi3G has been factored into the A3 rating, but failure of the project to achieve certain break-even milestones may put pressure on the current assumptions and accordingly could place pressure on the A3 leverage parameters.

Investor's core investments consist largely of holdings in listed companies with relative long holding periods (core holdings). As part of its analysis, Moody's has also tested the ratings against certain portfolio analysis techniques based on volatility and leverage over particular time series'. In addition to assuming net debt levels remain in line with Investor's own leverage comfort zone of 20-25% (Net Debt/Total Assets) and its historic trend, the quantitative analysis is also supported by Moody's positive consideration of qualitative factors such as the active portfolio management of Investor with a committed and proven leverage limit, the quality of its holdings, as stakes in large, international corporations, and the liquidity cushion provided by a committed EUR1.0 billion, 5-year syndicated credit facility, weakened somewhat by a material adverse change clause on drawing.

Investor AB, is Sweden's largest industrial holding company and has its head office in Stockholm, Sweden. The company's portfolio had a market value of approximately SEK 109.5 billion (EURO 12.2 billion) at June 30th, 2004.

Frankfurt
Michael West
Managing Director

Euopean Corporate Finance
Moody's Deutschland GmbH
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454

Frankfurt
Wolfgang Draack
Senior Vice President
European Corporate Finance
Moody's Deutschland GmbH
JOURNALISTS: 44 20 7772 5456
SUBSCRIBERS: 44 20 7772 5454